Exhibit 99.1

For investor and media inquiries, please contact:

In China:

Jeffrey Wang

Youdao, Inc.

Tel: +86-10-8255-8163 ext. 89980

E-mail: IR@rd.netease.com

Piacente Financial Communications

Helen Wu

Tel: +86-10-6508-0677

E-mail: youdao@thepiacentegroup.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: youdao@thepiacentegroup.com

Youdao Reports First Quarter 2024 Unaudited Financial Results

Hangzhou, China – May 23, 2024 – Youdao, Inc. (“Youdao” or the “Company”) (NYSE: DAO), an intelligent learning company with industry-leading technology in China, today announced its unaudited financial results for the first quarter ended March 31, 2024.

First Quarter 2024 Financial Highlights

•	Total net revenues were RMB1.4 billion (US$192.8 million), representing a 19.7% increase from the same period in 2023.

o	Net revenues from learning services were RMB718.0 million (US$99.4 million), representing a 2.0% decrease from the same period in 2023.

o	Net revenues from smart devices were RMB181.2 million (US$25.1 million), representing a 14.8% decrease from the same period in 2023.

o	Net revenues from online marketing services were RMB492.7 million (US$68.2 million), representing a 125.9% increase from the same period in 2023.

•	Gross margin was 49.0%, compared with 51.7% for the same period in 2023.

“We achieved first-ever profitable first quarter and first-ever consecutive two-quarters of profitability. In the first quarter, Youdao Lingshi was upgraded with a tiered teaching approach tailored to individual needs and capabilities. The strong momentum of Real-Time API and the rapid growth of domestic KOLs (Key Opinion Leaders) advertising drove our online market services to a record high net revenue of RMB492.7 million with a year-over-year growth of 125.9%. In addition, we leveraged our AI technology to drive a year-over-year growth of over 140% in total sales1 of the AI-driven subscription services in the first quarter,” said Dr. Feng Zhou, Chief Executive Officer and Director of Youdao.

“Looking ahead, our strategy will focus on digital content services, online marketing services and AI-driven subscription services. We will continue to leverage our AI capabilities and understanding of education to expand the applications of our proprietary large language model, Ziyue, in education, advertising and other areas. We will accelerate the implementation of our products and applications, striving to better assist users in improving learning and work efficiency. With our business focus, I am confident that we will reach full-year profitability in the near future,” Dr. Zhou concluded.

1 Total sales of AI-driven subscription services for a specific period refers to the total amount of consideration for our AI-driven subscription services, net of the total amount of refunds in such period.

First Quarter 2024 Financial Results

Net Revenues

Net revenues for the first quarter of 2024 were RMB1.4 billion (US$192.8 million), representing a 19.7% increase from RMB1.2 billion for the same period of 2023.

Net revenues from learning services were RMB718.0 million (US$99.4 million) for the first quarter of 2024, representing a 2.0% decrease from RMB732.4 million for the same period of 2023.

Net revenues from smart devices were RMB181.2 million (US$25.1 million) for the first quarter of 2024, representing a 14.8% decrease from RMB212.7 million for the same period of 2023, primarily due to decreased demands for learning products in the first quarter of 2024.

Net revenues from online marketing services were RMB492.7 million (US$68.2 million) for the first quarter of 2024, representing a 125.9% increase from RMB218.1 million for the same period of 2023. The year-over-year increase in revenues from online marketing services was primarily due to the increase in the sales of performance-based advertisements through third parties’ internet properties, which was driven by our continued investments in cutting-edge AI technology.

Gross Profit and Gross Margin

Gross profit for the first quarter of 2024 was RMB681.5 million (US$94.4 million), representing a 13.2% increase from RMB601.9 million for the same period of 2023. Gross margin was 49.0% for the first quarter of 2024, compared with 51.7% for the same period of 2023.

Gross margin for learning services was 63.1% for the first quarter of 2024, compared with 62.0% for the same period of 2023.

Gross margin for smart devices decreased to 32.6% for the first quarter of 2024 from 39.6% for the same period of 2023. The decrease was due to the promotion on earlier generations of smart devices, which had lower gross margin.

Gross margin for online marketing services was 34.3% for the first quarter of 2024, compared with 29.1% for the same period of 2023. The increase was mainly attributable to improved gross margin profile of performance-based advertisements through third parties’ internet properties compared with the same period of last year.

Operating Expenses

Total operating expenses for the first quarter of 2024 were RMB651.6 million (US$90.2 million), compared with RMB797.6 million for the same period of last year.

Sales and marketing expenses for the first quarter of 2024 were RMB455.4 million (US$63.1 million), representing a decrease of 19.4% from RMB565.2 million for the same period of 2023. This decrease was attributable to the reduced marketing expenditures in learning services and smart devices in the first quarter of 2024.

Research and development expenses for the first quarter of 2024 were RMB146.7 million (US$20.3 million), representing a decrease of 19.7% from RMB182.8 million for the same period of 2023. The decrease was primarily due to the decreased headcount for research and development employees, leading to payroll savings in the first quarter of 2024.

General and administrative expenses for the first quarter of 2024 were RMB49.4 million (US$6.8 million), nearly unchanged from RMB49.6 million for the same period of 2023.

Income/(Loss) from Operations

As a result of the foregoing, income from operations for the first quarter of 2024 was RMB29.9 million (US$4.1 million), compared with loss from operations of RMB195.8 million for the same period in 2023. The margin of income from operations was 2.1%, compared with margin of loss from operations of 16.8% for the same period of last year.

Net Income/(Loss) Attributable to Youdao’s Ordinary Shareholders

Net income attributable to Youdao’s ordinary shareholders for the first quarter of 2024 was RMB12.4 million (US$1.7 million), compared with net loss attributable to Youdao’s ordinary shareholders of RMB204.4 million for the same period of last year. Non-GAAP net income attributable to Youdao’s ordinary shareholders for the first quarter of 2024 was RMB20.3 million (US$2.8 million), compared with non-GAAP net loss attributable to Youdao’s ordinary shareholders of RMB193.9 million for the same period of last year.

Basic and diluted net income per American depositary share (“ADS”) attributable to ordinary shareholders for the first quarter of 2024 were RMB0.11 (US$0.02) and RMB0.10 (US$0.01), compared with basic and diluted net loss per ADS attributable to ordinary shareholders of RMB1.67 for the same period of 2023. Non-GAAP basic and diluted net income per ADS attributable to ordinary shareholders was RMB0.17 (US$0.02), compared with non-GAAP basic and diluted net loss per ADS attributable to ordinary shareholders of RMB1.59 for the same period of 2023.

Other Information

As of March 31, 2024, Youdao’s cash, cash equivalents, restricted cash, time deposits and short-term investments totaled RMB326.0 million (US$45.2 million), compared with RMB527.1 million as of December 31, 2023. For the first quarter of 2024, net cash used in operating activities was RMB391.0 million (US$54.1 million), capital expenditures totaled RMB2.5 million (US$0.4 million). Youdao’s ability to continue as a going concern is dependent on management’s ability to implement an effective business plan amid a changing regulatory environment, generate operating cash flows, and secure external financing for future development. To support Youdao’s future business, NetEase Group has agreed to provide financial support for ongoing operations. As of March 31, 2024, Youdao has received various financial support from the NetEase Group, including, among others, RMB878.0 million short-term loans, and US$123.7 million long-term loans with maturity dated March 31, 2027 drawn down under the US$300.0 million revolving loan facility.

As of March 31, 2024, the Company’s contract liabilities, which mainly consisted of deferred revenues generated from Youdao’s learning services, were RMB769.1 million (US$106.5 million), compared with RMB1.1 billion as of December 31, 2023.

Share Repurchase Program

On November 17, 2022, the Company announced that its board of directors had authorized the Company to adopt a share repurchase program in accordance with applicable laws and regulations for up to US$20.0 million of its Class A ordinary shares (including in the form of ADSs) during a period of up to 36 months. This amount was subsequently increased to US$40.0 million in August 2023. As of March 31, 2024, the Company had repurchased a total of approximately 6.6 million ADSs for around US$30.4 million in the open market under the share repurchase program.

Conference Call

Youdao’s management team will host a teleconference call with simultaneous webcast at 6:00 a.m. Eastern Time on Thursday, May 23, 2024 (Beijing/Hong Kong Time: 6:00 p.m., Thursday, May 23, 2024). Youdao’s management will be on the call to discuss the financial results and answer questions.

Dial-in details for the earnings conference call are as follows:

United States (toll free):	+1-888-346-8982
International:	+1-412-902-4272
Mainland China (toll free):	400-120-1203
Hong Kong (toll free):	800-905-945
Hong Kong:	+852-3018-4992
Conference ID:	5374784

A live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.youdao.com.

A replay of the conference call will be accessible by phone one hour after the conclusion of the live call at the following numbers, until May 30, 2024:

United States:	+1-877-344-7529
International:	+1-412-317-0088
Replay Access Code:	5374784

About Youdao, Inc.

Youdao, Inc. (NYSE: DAO) is an intelligent learning company with industry-leading technology in China dedicated to developing and using technologies to provide learning content, applications and solutions to users of all ages. Building on the popularity of its online knowledge tools such as Youdao Dictionary and Youdao Translation, Youdao now offers smart devices, STEAM courses, adult and vocational courses, and education digitalization solutions. In addition, Youdao has developed a variety of interactive learning apps. Youdao was founded in 2006 as part of NetEase, Inc. (NASDAQ: NTES; HKEX: 9999), a leading internet technology company in China.

For more information, please visit: http://ir.youdao.com.

Non-GAAP Measures

Youdao considers and uses non-GAAP financial measures, such as non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders and non-GAAP basic and diluted net income/(loss) per ADS, as supplemental metrics in reviewing and assessing its operating performance and formulating its business plan. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Youdao defines non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders as net income/(loss) attributable to the Company’s ordinary shareholders excluding share-based compensation expenses and impairment of long-term investments. Non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders enables Youdao’s management to assess its operating results without considering the impact of these items, which are non-cash charges in nature. Youdao believes that these non-GAAP financial measures provide useful information to investors in understanding and evaluating the Company’s current operating performance and prospects in the same manner as management does, if they so choose.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. Non-GAAP financial measures have limitations as analytical tools, which possibly do not reflect all items of expense that affect our operations. In addition, the non-GAAP financial measures Youdao uses may differ from the non-GAAP measures uses by other companies, including peer companies, and therefore their comparability may be limited.

For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and non-GAAP Results” set forth at the end of this release.

The accompanying table has more details on the reconciliation between our GAAP financial measures that are mostly directly comparable to non-GAAP financial measures. Youdao encourages you to review its financial information in its entirety and not rely on a single financial measure.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB7.2203 to US$1.00, the exchange rate on March 29, 2024 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding such risks, uncertainties or factors is included in the Company’s filings with the SEC. The announced results of the first quarter of 2024 are preliminary and subject to adjustments. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

YOUDAO, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(RMB and USD in thousands)

	As of December 31,	As of March 31,	As of March 31,
	2023	2024	2024
	RMB	RMB	USD (1)

Assets
Current assets:
Cash and cash equivalents	454,536	262,917	36,414
Time deposits	277	282	39
Restricted cash	395	595	82
Short-term investments	71,848	62,213	8,616
Accounts receivable, net	354,006	365,281	50,591
Inventories	217,067	189,525	26,249
Amounts due from NetEase Group	26,117	47,365	6,560
Prepayment and other current assets	175,705	195,618	27,093
Total current assets	1,299,951	1,123,796	155,644

Non-current assets:
Property, equipment and software, net	70,906	63,426	8,784
Operating lease right-of-use assets, net	89,022	91,871	12,724
Long-term investments	51,396	49,435	6,847
Goodwill	109,944	109,944	15,227
Other assets, net	44,976	55,433	7,677
Total non-current assets	366,244	370,109	51,259

Total assets	1,666,195	1,493,905	206,903

Liabilities, Mezzanine Equity and Shareholders' Deficit
Current liabilities:
Accounts payables	159,005	119,706	16,579
Payroll payable	282,679	158,493	21,951
Amounts due to NetEase Group	82,430	73,037	10,116
Contract liabilities	1,052,622	769,138	106,524
Taxes payable	52,781	54,890	7,602
Accrued liabilities and other payables	591,770	641,085	88,789
Short-term loans from NetEase Group	878,000	878,000	121,602
Total current liabilities	3,099,287	2,694,349	373,163

Non-current liabilities:
Long-term lease liabilities	49,337	47,689	6,605
Long-term loans from NetEase Group	630,360	881,120	122,034
Other non-current liabilities	16,314	17,373	2,406
Total non-current liabilities	696,011	946,182	131,045

Total liabilities	3,795,298	3,640,531	504,208

Mezzanine equity	37,961	39,079	5,412

Shareholders' deficit:
Youdao's shareholders' deficit	(2,186,736)	(2,206,312)	(305,571)
Noncontrolling interests	19,672	20,607	2,854
Total shareholders' deficit	(2,167,064)	(2,185,705)	(302,717)

Total liabilities, mezzanine equity and shareholders’ deficit	1,666,195	1,493,905	206,903

Note 1:

The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00=RMB7.2203 on the last trading day of March (March 29, 2024) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

YOUDAO, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(RMB and USD in thousands, except share and per ADS data)

	Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2023	2023	2024	2024
	RMB	RMB	RMB	USD (1)
Net revenues:
Learning services	732,421	784,012	717,996	99,441
Smart devices	212,749	222,407	181,198	25,096
Online marketing services	218,100	474,102	492,665	68,233
Total net revenues	1,163,270	1,480,521	1,391,859	192,770

Cost of revenues (2)	(561,420)	(741,720)	(710,356)	(98,383)
Gross profit	601,850	738,801	681,503	94,387

Operating expenses:
Sales and marketing expenses (2)	(565,205)	(441,399)	(455,440)	(63,078)
Research and development expenses (2)	(182,830)	(168,130)	(146,723)	(20,321)
General and administrative expenses (2)	(49,606)	(52,989)	(49,416)	(6,844)
Total operating expenses	(797,641)	(662,518)	(651,579)	(90,243)
(Loss)/Income from operations	(195,791)	76,283	29,924	4,144

Interest income	2,294	1,733	975	135
Interest expense	(15,763)	(18,869)	(20,334)	(2,816)
Others, net	6,378	(2,589)	2,892	401
(Loss)/Income before tax	(202,882)	56,558	13,457	1,864

Income tax (expenses)/benefits	(3,201)	(441)	1,028	142
Net (loss)/income	(206,083)	56,117	14,485	2,006
Net loss/(income) attributable to noncontrolling interests	1,730	365	(2,053)	(284)
Net (loss)/income attributable to ordinary shareholders of the Company	(204,353)	56,482	12,432	1,722

Basic net (loss)/income per ADS	(1.67)	0.47	0.11	0.02
Diluted net (loss)/income per ADS	(1.67)	0.47	0.10	0.01

Shares used in computing basic net (loss)/income per ADS	122,268,844	119,764,891	118,317,220	118,317,220
Shares used in computing diluted net (loss)/income per ADS	122,268,844	120,426,624	118,928,848	118,928,848

Note 1:

The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00=RMB7.2203 on the last trading day of March (March 29, 2024) as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

Note 2:
Share-based compensation in each category:
Cost of revenues	1,259	(2,975)	778	108
Sales and marketing expenses	1,131	865	1,136	158
Research and development expenses	4,785	(312)	3,503	485
General and administrative expenses	3,321	5,224	2,479	343

YOUDAO, INC.

UNAUDITED ADDITIONAL INFORMATION

(RMB and USD in thousands)

	Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2023	2023	2024	2024
	RMB	RMB	RMB	USD

Net revenues
Learning services	732,421	784,012	717,996	99,441
Smart devices	212,749	222,407	181,198	25,096
Online marketing services	218,100	474,102	492,665	68,233
Total net revenues	1,163,270	1,480,521	1,391,859	192,770

Cost of revenues
Learning services	278,125	285,383	264,759	36,669
Smart devices	128,588	137,150	122,060	16,905
Online marketing services	154,707	319,187	323,537	44,809
Total cost of revenues	561,420	741,720	710,356	98,383

Gross margin
Learning services	62.0%	63.6%	63.1%	63.1%
Smart devices	39.6%	38.3%	32.6%	32.6%
Online marketing services	29.1%	32.7%	34.3%	34.3%
Total gross margin	51.7%	49.9%	49.0%	49.0%

YOUDAO, INC.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(RMB and USD in thousands, except per ADS data)

	Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2023	2023	2024	2024
	RMB	RMB	RMB	USD

Net (loss)/income attributable to ordinary shareholders of the Company	(204,353)	56,482	12,432	1,722
Add: share-based compensation	10,496	2,802	7,896	1,094
impairment of long-term investment	-	10,000	-	-
Non-GAAP net (loss)/income attributable to ordinary shareholders of the Company	(193,857)	69,284	20,328	2,816

Non-GAAP basic net (loss)/income per ADS	(1.59)	0.58	0.17	0.02
Non-GAAP diluted net (loss)/income per ADS	(1.59)	0.58	0.17	0.02